Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

January 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Chad D. Eskildsen

Re:	Bridgeway Funds, Inc.
File No. 811-08200

Dear Mr. Eskildsen:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on December 4, 2013, regarding the Form N-CSR filed by Bridgeway Funds, Inc. (the “Registrant”) for the fiscal year ended June 30, 2013.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
January 3, 2014

1.
Comment:  Several series of the Registrant have significant holdings in various sectors as of June 30, 2013, including the Small-Cap Value Fund, Small-Cap Momentum Fund, Omni Small-Cap Value Fund, and Omni Tax-Managed Small-Cap Value Fund in the financial sector, and the Blue Chip 35 Index Fund in the information technology sector (each series, a “Fund”).  Please add specific sector risk disclosure to the prospectus as a result of these holdings.

Response: Registrant notes that specific sector concentration may vary significantly from period to period as the investment process does not predict holdings by sector.  Registrant also notes that the current disclosure in the prospectus for each Fund states, among other things, that the Fund may have significant positions in particular sectors.  In addition, each Fund provides sector risk disclosure that states, among other things, the Fund’s performance is more susceptible to any economic, business or other developments which generally affect that sector.  As such, Registrant believes that the current disclosure remains satisfactory.  In addition, Registrant believes that specific sector risk disclosure may not accurately reflect the risks of the Funds.

2.	Comment: In light of the significant holdings in various sectors, please confirm that the Funds are in compliance with their concentration policy.

Response: Registrant confirms that the Funds are in compliance with their concentration policy.

*  *  *

 Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
Linda G. Giuffré
Prufesh R. Modhera, Esq.